82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

March 18, 2005


SUPPL
05006843

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on March 18, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dlw 3/28

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

March 18, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Receives Malian Government Approval for Preparation of Permits on Kenieba Sud Diamond Concession

VANCOUVER, BC – Willis W. Osborne, CEO & CFO of African Metals Corporation (TSX Venture Exchange: AFR), is very pleased to announce that a Malian Government committee, consisting of members from 16 ministries, has given its authorization for the preparation of the important Convention d'Etablissement and Arrete de la Miniere permits for the 844 sq km Kenieba Sud diamond concession in western Mali, West Africa. This concession occurs south of and adjacent to the southern boundary of the Company's Kenieba Nord diamond concession.

Previous work on the concession has been of a reconnaissance nature by Selection Trust Company (SELCO) between 1963 and 1966, by the Syndicate Diamond Mali (SDM), a consortium of the Malian and the French Governments between 1979 and 1984 and by MADE, a joint venture of Mink International Resources and Ashton West Africa Pty. in the mid-nineties. The agency of the French Government (BRGM) also did some separate work.

Once the required permits have been issued by the Malian Government, a work program will be announced.

The concession has been reduced from its previous 2,352 sq km to 844 sq km. Much of the area not included is in the remote southern area. Nevertheless, the concession covers our known kimberlite, and diamonds have been found in 4 separate areas in alluvium. Carl Verley, P. Geo., Qualified Person pursuant to NI 43-101, approves of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director